

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008149

January 29, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
And Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/29/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning a shareholder proposal submitted to AIG by Joe D. Ramsey. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joe D. Ramsey Jr.
224 Lodge RD
Fort Mill, SC 29715

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Joe D. Ramsey Jr. (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

> This proposal would increase the dividend to two dollars ($2.00) per share of common stock annually. The dividend would be payable quarterly.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to specific amounts of cash dividends.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Ground for Omission

The Proposal relates to specific amounts of cash dividends

Rule 14a-8(i)(13) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to "specific amounts of cash or stock dividends."

By requesting an increase in the annual dividend to two dollars per share, the Proposal falls squarely within Rule 14a-8(i)(13). On many occasions, the staff of the Securities and Exchange Commission has recognized that proposals which request an increase in dividends are properly excluded from a company's proxy materials. See, e.g., Peoples Ohio Financial Corporation, SEC No-Action Letter, 2003 SEC No-Act. Lexis 662 (Aug. 11, 2003)(proposal to pay 66% of net earnings in an annual cash dividend); Host Marriott Corporation, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 255 (Mar. 5, 2003)(proposal recommending that the board make all efforts to reinstate at least a $1.00 per share dividend); Microsoft Corporation, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 658 (July 19, 2002)(proposal requesting that the company declare a dividend of 50% of current and subsequent year earnings).

For the foregoing reason, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(13) as a matter relating to specific amounts of cash dividends.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Joe D. Ramsey Jr.

ANNEX A


DEC 8 2004

224 Lodge Rd.
Fort Mill, SC 29715
Phone 803-548-5910

AIG
Secretary of AIG
70 Pine St.
New York, New York 10270

Subject: Shareholder Proposal

Date: November 27, 2004

Dear Sir:

I would like to submit the following proposal to be included in the annual proxy statement for the next shareholder meeting. I own 4632 shares of AIG stock.

Proposal:

This proposal would increase the dividend to two dollars ($2.00) per share of common stock annually. The dividend would be payable quarterly.

Explanation:

Increasing the dividend would make the stock more attractive to other investors and help to increase the price of the stock. The changes in the tax laws make stocks which pay a substantial dividend more attractive to investors.

Thanks you for the opportunity to submit this proposal. I look forward to seeing you at the annual meeting.

Sincerely,

Joe D. Ramsey Jr.

cc: Securities Exchange Commision

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the company increase the dividend to two dollars per share of common stock.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy statement in reliance on rule 14a-8(i)(13).

Sincerely,



Keir D. Gumbs
Special Counsel